Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Post-Effective Amendment No. 1 To Form S-8 of VOIS, Inc. (“the Company”) of our report dated November 22, 2011 with respect to the balance sheets at September 30, 2011 and 2010 and the related statements of operations, changes in shareholders’ equity and cash flows for the Company for the years then ended included in the Company’s Annual Report on Form 10-K.

We also consent by reference of the financial statements to the Company’s previously filed registration statement on Form S-8 filed on June 11, 2009. This previously filed registration is incorporated by reference by the Company in this registration statement.

/s/ SHERB & CO., LLP
Certified Public Accountants

Boca Raton, Florida
March 11, 2013